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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
October 07, 2003
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

        This Form 6-K/A amends the Form 6-K filed by Mobile TeleSystems OJSC (the "Company") on August 27, 2003 (the "Form 6-K"), which contained the Company's financial statements for the second quarter of 2003 and a press release announcing the Company's financial results for such period. Certain information contained in both the press release and the financial statement filed as part of the Form 6-K has been affected by a change in the Company's method of consolidation for its subsidiary TAIF Telcom. This Form 6-K/A contains the Company's adjusted financial statements for the second quarter of 2002 and a description of the effect of the adjustment on the Company's financial results for such period.

MTS REVISES ITS FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED JUNE 30, 2003

        Moscow, Russian Federation—October 7, 2003—Mobile TeleSystems OJSC ("MTS"—NYSE: MBT), the largest mobile phone operator in Russia, today announces that the Company revised its previously released financial information for the six months ended June 30, 2003.

        MTS changed its consolidation method for its subsidiary TAIF Telcom, a company providing mobile services in the Tatarstan Republic of Russia. MTS acquired 52.7% of common shares and 50% of preferred shares in TAIF Telcom in April 2003 through a series of transactions for a total of $63.3 million. The Company also signed put and call option agreements in April 2003 to acquire the remaining ownership in TAIF Telcom.

        MTS reviewed the accounting treatment of its call options for the remaining interest in TAIF Telcom and determined that these arrangements should be accounted for in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-4, "Majority Owner's Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary." Accordingly, MTS has decided to account for the Company's call option agreements for the remaining 47.3% of common shares and 50.0% of preferred shares in TAIF Telcom as financing derivatives as the risks and rewards of the additional ownership are maintained by MTS for the duration of the derivatives, notwithstanding the legal ownership of the minority interest. As the result of the change, MTS consolidated 100.0% of TAIF Telcom from April 2003 and reflected the call option purchase price of $49.0 million for the common shares and $10.0 million for the preferred shares as current portion of long-term debt as the Company intends to exercise the call options prior to June 30, 2004. MTS also recognized interest expense of approximately $1.0 million related to these options for the six months ended June 30, 2003. MTS can give no assurance that the acquisition of the remaining interest in TAIF Telcom will be completed on the terms described or at all.

        The change did not impact net revenues, operating income, net income or cash flows of MTS for the three or six months ended June 30, 2003.

        The effects of this change on the financial information for the three and six month periods ended June 30, 2003 were as follows (in thousands of U.S. dollars).

	As previously reported	Adjustments	As adjusted
At June 30, 2003
Licenses and other intangible assets, net	$742,588	$65,835	$808,423
Total assets	3,234,107	65,835	3,299,942

Current portion of long-term debt and capital lease obligations	141,001	59,965	200,966
Total current liabilities	754,564	59,965	814,529
Deferred income taxes	118,347	15,800	134,147
Total long-term liabilities	933,793	15,800	949,593
Total liabilities	1,688,357	75,765	1,764,122
Minority interest	142,454	(9,930)	132,524
Total liabilities and shareholders' equity	$3,234,107	$65,835	$3,299,942

For the six months ended June 30, 2003
Interest expense	$41,848	$965	$42,813
Total other expenses, net	33,880	965	34,845
Income before provision for income taxes and minority interest	342,564	(965)	341,599
Minority Interest	$37,410	$(965)	$36,445

For the three months ended June 30, 2003
Interest expense	$23,036	$965	$24,001
Total other expenses, net	18,050	965	19,015
Income before provision for income taxes and minority interest	208,036	(965)	207,071
Minority Interest	$23,569	$(965)	$22,604

        For further information contact:

Mobile TeleSystems, Moscow
Investor and Public Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

***

        These materials are not an offer for sale of any securities in the United States. Any securities may not be offered or sold in the United Sates absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

        This communication is not an offer to any person in the United Kingdom, or an invitation to any person in the United Kingdom to make offers, to purchase any securities. This communication is directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. Stabilization/FSA.

        This press release is not a public offer or advertisement of securities in the Russian Federation, and is not an offer, or an invitation to make offers, to purchase any securities in the Russian Federation.

***

        Mobile TeleSystems OJSC (or "MTS") is the largest mobile phone operator in Russia in terms of subscribers. Together with its subsidiaries, the company services over 13.9 million subscribers. The regions of Russia as well as in Belarus and Ukraine in which MTS and its subsidiaries are licensed to provide GSM services have a total population of approximately 185.1 million. Since June 2000, MTS' shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS' website at www.mtsgsm.com.

***

        Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company's most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors," that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

        Appendix A

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2002 AND JUNE 30, 2003

	December 31 2002	June 30 2003
(Amounts in thousands of U.S. dollars, except share amounts)

CURRENT ASSETS:
Cash and cash equivalents	$34 661	$113 561
Short-term investments	30 000	30 000
Trade receivables, net	40 501	82 929
Accounts receivable, related parties	3 569	4 284
Inventory	41 386	56 443
Prepaid expenses and other current assets	208 213	279 423

Total current assets	358 330	566 640
PROPERTY, PLANT AND EQUIPMENT, NET	1 344 633	1 866 543
INTANGIBLE ASSETS, NET	525 009	808 423
INVESTMENTS IN AND ADVANCES TO AFFILIATES	34 034	51 207
OTHER ASSETS	21 290	7 129

Total assets	$2 283 296	$3 299 942

CURRENT LIABILITIES:
Accounts payable	$117 623	$161 077
Accrued expenses and other	213 291	446 904
Accounts payable, related parties	4 968	5 582
Current portion of long-term debt, capital lease and finance obligations	88 330	200 966

Total current liabilities	424 212	814 529
LONG-TERM LIABILITIES
Long-term debt	358 914	769 067
Capital lease and finance obligations	7 241	7 237
Deferred income taxes	105 818	134 147
Deferred revenue and other	19 694	39 142

Total long-term liabilities	491 667	949 593
Total liabilities	915 879	1 764 122
COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST	65 373	132 524
STOCKHOLDERS' EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of June 30, 2001 and December 31, 2000, 345,244,080 of which are in the form of ADS)	50 558	50 558
Treasury stock (9,966,631 common shares at cost)	(10 206)	(10 206)
Additional paid-in capital	558 102	558 762
Unearned compensation	(212)	(212)
Shareholder receivable	(34 412)	(31 087)
Retained earnings	738 214	835 481

Total shareholders' equity	1 302 044	1 403 296
Total liabilities and stockholders' equity	$2 283 296	$3 299 942

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2003
AND SIX MONTHS ENDED JUNE 30, 2002 AND 2003

	Three months ended June 30		Six months ended June 30
	2002	2003	2002	2003
(Amounts in thousands of U.S. dollars, except share and per share data)

OPERATING REVENUES
Service revenues, net	$294 314	$571 375	$522 386	$992 673
Connection fees	5 687	8 852	12 228	16 166
Equipment revenues	16 297	25 812	29 288	43 295

	316 298	606 039	563 902	1 052 134

OPERATING EXPENSES
Interconnection and line rental	31 366	44 508	55 081	78 908
Roaming expenses	11 597	24 726	28 713	45 269
Cost of equipment	20 001	45 754	38 119	73 639
Operating expenses	51 826	88 219	91 672	168 944
Sales and marketing expenses	39 494	77 828	64 795	135 564
Depreciation and amortization	49 089	99 584	90 678	174 774

	203 373	380 619	369 058	677 098

Net operating income	112 925	225 420	194 844	375 036
CURRENCY EXCHANGE AND TRANSLATION LOSSES (GAINS)	(141)	(666)	690	(1 408)
OTHER EXPENSES (INCOME):
Interest income	(2 093)	(5 591)	(5 497)	(8 823)
Interest expenses	11 084	24 001	20 687	42 813
Other expense	864	605	2 721	855

Total other expenses, net	9 855	19 015	17 911	34 845
Income before provision for income taxes and minority interest	103 211	207 071	176 243	341 599
PROVISION FOR INCOME TAXES	28 039	55 943	53 954	96 412
MINORITY INTEREST	10 389	22 604	14 688	36 445

NET INCOME	$64 783	$128 524	$107 601	$208 742

Earnings per share—basic and diluted	0.033	0.065	0.054	0.105

FOR THE SIX MONTHS ENDED JUNE 30 2002 AND JUNE 30, 2003

	Six months ended June 30	Six months ended June 30
	2002	2003
	(Amounts in thousands of U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$107,601	$208,742
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	14,688	36,445
Depreciation and amortization	90,678	174,774
Amortization of deferred connection fees	(12,228)	(16,166)
Provision for obsolete inventory	1,572	3,278
Provision for doubtful accounts	2,850	22,851
Loan interest accrued	20,827	42,813
Loan interest paid	(19,674)	(25,969)
Deferred taxes	(3,375)	(17,064)
Non-cash expenses associated stock bonus and stock options
Changes in operating assets and liabilities:
Increase in accounts receivable	(15,465)	(41,732)
Increase in inventory	(4,434)	(4,255)
Increase in prepaid expenses and other current assets	(57,246)	(31,412)
(Decrease) Increase in accounts payable, accrued liabilities and other payables	(18,479)	43,036

Net cash provided by operating activities	107,315	395,341

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(234,144)	(325,843)
Purchase of intangible assets	(7,872)	(57,396)
Increase in short-term investments	85,304	—
Increase in investments in and advances to affiliates	(10,846)	(17,173)
Purchases of businesses, net of cash acquired	(112,113)	(301,814)

Net cash used in investing activities	(279,671)	(702,226)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes issue	50,808	400,000
Notes issuance cost	(649)	(3,929)
Capital lease obligation principal paid	(6,400)	(6,982)
Proceeds from short-term debt and other payments	23,338	58,144
Loan principal paid	(1,800)	(61,895)

Net cash used in financing activities	65,297	385,338

Effect of exchange rate changes on cash and cash equivalents	(747)	447

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS:	(107,806)	78,900

CASH AND CASH EQUIVALENTS, at beginning of period	219,629	34,661

CASH AND CASH EQUIVALENTS, at end of period	$111,823	$113,561

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC
Date: October 07, 2003	By:	/s/ VASSILY SIDOROV
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

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MTS REVISES ITS FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2003
MOBILE TELESYSTEMS CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND JUNE 30, 2003
MOBILE TELESYSTEMS CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2003 AND SIX MONTHS ENDED JUNE 30, 2002 AND 2003
FOR THE SIX MONTHS ENDED JUNE 30 2002 AND JUNE 30, 2003
SIGNATURES